SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 8, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

8 August 2022

Share Buyback Programme

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology company, today provides the following update in relation to the share buy-back programme announced on 16 December 2021 (the "Programme").

The purpose of the Programme is to reduce the issued share capital of Smith+Nephew by returning surplus capital to shareholders. The Programme commenced on 22 February 2022 and, to date, US$125 million of the 2022 buy-back has been completed.

In order to conclude the Programme to the level previously guided for 2022, a further tranche of share repurchases will commence on 9 August 2022 and will end no later than 16 September 2022.

A maximum of 3,000,000 ordinary shares of nominal value US$0.20 each will be purchased under this tranche of the Programme each through J.P. Morgan Securities plc acting as riskless principal. The maximum pecuniary amount that will be purchased under this tranche of the Programme is US$25m. Shares acquired by J.P. Morgan will be subsequently repurchased by Smith+Nephew, held as treasury shares and then either cancelled or allocated to employee share awards as they fall due.

Any purchase of shares contemplated by this announcement will be carried out on the London Stock Exchange. Smith+Nephew's shareholders generally authorised it to purchase up to a maximum of 87,987,599 ordinary shares at its 2022 Annual General Meeting held on 13 April 2022, subject to certain limitations (the "General Authority"). That General Authority expires on 26 April 2023, the date of the 2023 Annual General Meeting of the Company, when the Company's shareholders will be asked to authorise another such general authority (being, if approved, also a "General Authority"). The aggregate number of ordinary shares acquired by the Company pursuant to the Programme shall not exceed the maximum number of ordinary shares which the Company is authorised to purchase pursuant to a relevant General Authority.

The Programme will be executed in accordance with (and subject to the existence of and/or the limits prescribed by) a relevant General Authority; and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014/EU as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Financial Conduct Authority's Listing Rules.   No repurchases will be made in respect of the Company's American Depositary Receipts.

Enquiries:

Investors Andrew Swift Smith+Nephew	+44 (0) 1923 477433
Media Charles Reynolds Smith+Nephew	+44 (0) 1923 477314

About Smith+Nephew

Smith+Nephew is a portfolio medical technology company that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 18,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2021. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID-19, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID-19; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID-19); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID-19); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 8, 2022

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary